UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces the Issuance of Bond Certificates for Ps. 10,718.0 Million

GUADALAJARA, Mexico, March 31, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) announces that today it successfully completed the issuance in the Mexican market of 107.18 million long-term bond certificates (certificados bursátiles), for a total amount of Ps. 10,718.0 million.

The issuance was carried out through two tranches and reached an oversubscription of 1.74x over the announced amount.

The main characteristics of the transaction are as follows:

  “GAP 26”: Issuance of 27.67 million long-term debt securities with a three-year maturity, each with a nominal value of Ps. 100.0, for a total amount of Ps. 2,767.0 million. Interest will be payable every 28 days at a variable rate equal to TIIE funding rate plus 45 basis points. Principal payment is due at maturity, on March 27, 2029, with an option for early amortization.
  “GAP 26-2”: Issuance of 79.51 million long-term debt securities with a ten-year maturity, each with a nominal value of Ps. 100.0, for a total amount of Ps. 7,951.0 million. Interest will be payable every 182 days at a fixed rate of 9.87%. Principal payment is due at maturity, on March 18, 2036, with an option for early amortization.

Both issuances obtained the highest credit ratings on the national scale: “Aaa.mx” by Moody’s and “mxAAA” by S&P, with a stable outlook.

The proceeds from the issuance will be primarily used to finance the acquisition of the 25% stake in Cross Border Xpress (“CBX”), as well as to fund capital expenditures in line with the 2025–2029 Master Development Program.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx	Facebook: AeropuertosGAP X: @aeropuertosGAP Instagram: @aeropuertosgap

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 31, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer